Exhibit 24

Confirming Statement

This statement confirms that the undersigned, Marvin G. Pember, has authorized and designated Larry R. Helms or James R. Williams, to execute and file on the undersigned’s behalf, all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of First Merchants Corporation. The authority of Larry R. Helms or James R. Williams under this statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned’s ownership of or transactions in securities of First Merchants Corporation, unless earlier in writing. The undersigned acknowledges Larry R. Helms and James R. Williams are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:  02/06/2011

/s/ Marvin G. Pember
Signature